UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16119P108

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16119P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,072,264 (2)

	8.	Shared Voting Power 22,589,323 (2) (3) (4)

	9.	Sole Dispositive Power 54,072,264 (2)

	10.	Shared Dispositive Power 22,589,323 (2) (3) (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,661,587 (2) (3) (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 25.01% (2) (3) (4) (5)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Second Amended and Restated Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), CCH I, LLC (the “Issuer” or “Charter”), Advance/Newhouse Partnership (“A/N”) and Liberty Broadband Corporation (“Liberty” or the “Reporting Person”) contains provisions relating to the ownership and voting of the Issuer’s Class A common stock by the Reporting Person.  The Reporting Person expressly disclaims the existence of, and membership in, a group with A/N.

(2)                                 Subject to certain restrictions contained in the Second Amended and Restated Stockholders Agreement.  See Item 6.

(3)                                 Includes 5,358,401 shares of the Issuer’s Class A common stock owned by wholly-owned subsidiaries of Liberty Interactive Corporation (“LIC”) subject to the Proxy and Right of First Refusal Agreement, dated May 23, 2015, as amended, by and between the Reporting Person and LIC (the “LIC Proxy/ROFR Agreement”), pursuant to which LIC granted an irrevocable proxy to the Reporting Person to vote all shares of the Issuer’s Class A common stock beneficially owned by LIC, subject to certain limitations, and a right of first refusal over transfers of the Issuer’s Class A common stock in certain circumstances.

(4)                                 As of December 28, 2016, includes 17,230,922 shares of Class A common stock on an as-converted and as-exchanged basis owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”).  Pursuant to the A/N Proxy/ROFR Agreement, A/N granted Liberty a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Class A common stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Class A common stock such number of votes equal to the number of shares of Class A common stock into which the Common Units (as defined below) and convertible preferred units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A common stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of the Issuer’s Class A common stock owned by the Reporting Person and shares it has the right to vote pursuant to the LIC Proxy/ROFR Agreement, result in Liberty having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer.  The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of shares subject to the LIC Proxy/ROFR Agreement, the number of shares repurchased by the Issuer including from A/N pursuant to the repurchase arrangement referred to herein and the number of shares of the Issuer’s Class A common stock owned by the Reporting Person.  A/N also granted to Liberty a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over the first and last Class B common units (the “Common Units” which are exchangeable into shares of the Issuer’s Class A common stock) of Charter Communications Holdings, LLC (“Charter Holdco”) or shares of the Issuer’s Class A common stock issued upon exchange of Common Units, proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016.

(5)                                 For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock deemed outstanding as of December 28, 2016 is approximately 306.5 million, which amount includes (i) approximately 268.8 million shares of the Issuer’s Class A common stock reported as outstanding by the Issuer in its Current Report on Form 8-K, filed with the SEC on December 28, 2016, and (ii) 37,723,735 shares of the Issuer’s Class A common stock into which Common Units and preferred units of Charter Holdco are convertible or exchangeable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D relates to the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc. (f/k/a CCH I, LLC), a Delaware corporation (the “Issuer” or “Charter”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015 and Amendment No. 3 filed with the SEC on May 26, 2016 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D constitutes Amendment No. 4 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”).  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in subsections (d) - (f) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Schedule 1 attached to this Statement and incorporated herein by reference provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As a result of the Repurchase Arrangement (as defined below) described herein, the Reporting Person’s right of first refusal to repurchase additional shares of Common Stock under the A/N Proxy/ROFR Agreement (as defined below) may arise on a monthly basis during the term of the Repurchase Arrangement. The Reporting Person anticipates that its decision whether or not to exercise its right of first refusal in any month will take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; money and stock market conditions, including the market price of the securities of the Issuer and the price at which the Reporting Person would be entitled to exercise its right of first refusal; and the Reporting Person’s then current percentage ownership of the Issuer.  Notwithstanding the foregoing, any course of action taken by the Reporting Person will be subject to the restrictions set forth in the Stockholders Agreement as described in Item 6 of the Schedule 13D.

The information contained in Item 6 of this Amendment is incorporated by reference into this Item.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person is the beneficial owner of 76,661,587 shares of Common Stock.  The 76,661,587 shares of Common Stock constitute 25.01% of the 306,523,735 shares of Common Stock deemed outstanding for purposes of this Amendment, which amount includes (i) approximately 268.8 million shares of the Issuer’s Common Stock reported as outstanding by the Issuer in its Current Report on Form 8-K, filed with the SEC on December 28, 2016, and (ii) 37,723,735 shares of the Issuer’s Common Stock into which the Class B common units (the “Common Units”) and convertible preferred units (the “Preferred Units”) of Charter Communications Holdings, LLC are convertible or exchangeable. Dr. John C. Malone beneficially owns 564 unvested restricted shares of Common Stock. Mr. Gregory B. Maffei beneficially owns 997 unvested restricted shares of Common Stock. Mr. J. David Wargo beneficially owns 25,045 shares of Common Stock held in various accounts managed by Mr. Wargo, as to which shares Mr. Wargo has disclaimed beneficial ownership.

(b) The Reporting Person has the sole power to vote or to direct the voting of 54,072,264 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Stockholders Agreement. The Reporting Person has the shared power to vote or to direct the voting of 22,589,323 shares of Common Stock and shared power to dispose or direct the disposition of such shares subject to the following qualifications:

(i) 5,358,401 shares of the Issuer’s Common Stock are owned by wholly-owned subsidiaries of Liberty Interactive Corporation (“LIC”) which are subject to the Proxy and Right of First Refusal Agreement, dated May 23, 2015, as amended, by and between the Reporting Person and LIC (the “LIC Proxy/ROFR Agreement”), pursuant to which LIC granted an irrevocable proxy to the Reporting Person to vote all shares of the Issuer’s Common Stock beneficially owned by LIC, subject to certain limitations, and a right of first refusal over transfers of the Common Stock in certain circumstances; and

(ii)  17,230,922 shares of Common Stock are owned by A/N on an as-converted and as-exchanged basis subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”).  Pursuant to the A/N Proxy/ROFR Agreement, A/N granted the Reporting Person a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Common Stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Common Stock such number of votes equal to the number of shares of Common Stock into which the Common Units and Preferred Units held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Common Stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares owned by the Reporting Person and shares it has the right to vote pursuant to the LIC Proxy/ROFR Agreement, result in the Reporting Person having voting power of the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares will be capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer.  The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of shares subject to the LIC Proxy/ROFR Agreement, the number of shares repurchased by the Issuer including from A/N pursuant to the Repurchase Arrangement and the number of shares of the Common Stock owned by the Reporting Person.

A/N also granted to the Reporting Person a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over the first and last Common Units or shares of Common Stock issued upon exchange of Common Units proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016.  Sales of Common Stock or Common Units by A/N to the Issuer in connection with the Repurchase Arrangement will be subject to such right of first refusal by the Reporting Person.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Letter Agreement

On December 23, 2016, Charter and A/N entered into a letter agreement (the “Letter Agreement”) providing for the Exchange, the Initial Repurchase and the Repurchase Arrangement (each as defined below).

Initial Repurchase

Pursuant to the Letter Agreement, on December 28, 2016, Charter and A/N completed a series of transactions whereby (i) A/N exchanged $537 million of Common Units for shares of Common Stock (the “Exchange”) and (ii) A/N sold 752,767 Common Units to Charter at a price per unit of $289.8266 (the “Initial Repurchase”).  The number of Common Units sold by A/N represent its pro rata share of all repurchases of Common Stock by Charter since September 12, 2016.  The Initial Repurchase was subject to Liberty’s right of first refusal pursuant to the A/N Proxy/ROFR Agreement, which Liberty waived pursuant to the Waiver Letter (as defined below).

As a result of the Initial Repurchase and repurchases of outstanding shares of Common Stock by Charter, the number of shares of Common Stock representing Proxy Shares decreased to 17,230,922 shares, which, when combined with (i) 54,072,264 shares of Common Stock owned by Liberty and (ii) 5,358,401 shares of Common Stock Liberty has the right to vote pursuant to the LIC Proxy/ROFR Agreement, represents 25.01% of the outstanding voting power of Charter in accordance with the A/N Proxy/ROFR Agreement.

Repurchase Arrangement

Pursuant to the Letter Agreement, A/N is obligated to sell to Charter, on a monthly basis, a number of shares of Common Stock or Common Units representing A/N’s pro rata amount of the aggregate number of shares of Common Stock repurchased by Charter in the previous calendar month (other than from A/N), at a price per share equal to the average price paid by Charter for such repurchased shares during such previous calendar month (the “Repurchase Arrangement”).

Each sale required to be effected by A/N in connection with the Repurchase Arrangement will be subject to the right of first refusal of Liberty. No later than fifteen days following the receipt by A/N of a repurchase notice from Charter, A/N will provide Liberty with a notice (the “ROFR Notice”) pursuant to the A/N Proxy/ROFR Agreement, setting forth, among other things, the number of shares A/N is obligated to sell to Charter and the price per share at which such shares may instead be purchased by Liberty, which price shall equal the volume weighted average trading price for the two full trading days immediately prior to the date Liberty receives such ROFR Notice. Pursuant to the A/N Proxy ROFR Agreement, Liberty must notify A/N of (i) its intention to exercise its right of first refusal and (ii) the number of shares Liberty has elected to purchase pursuant to its right of first refusal within three days of the receipt of such ROFR Notice. The number of shares of Common Stock to be repurchased by Charter from A/N for the applicable monthly period will equal the number of shares A/N is obligated to sell to Charter for such period minus the number of shares purchased by Liberty from A/N pursuant to its right of first refusal.

Each of A/N and Charter may terminate or suspend the Repurchase Arrangement at any time after the aggregate purchase price for the repurchases of shares of Common Stock or Common Units from A/N by Charter has reached $537 million.

The foregoing summary of the Letter Agreement is qualified by reference to the full text of such document, which document is incorporated herein by reference to Exhibit 99.1 to Charter’s Current Report on Form 8-K (File No. 001-33664), filed with the SEC on December 28, 2016.

Waiver Letter

On December 23, 2016, Liberty entered into a waiver letter (the “Waiver Letter”) with Charter and A/N.

Pursuant to the Waiver Letter, Liberty waived its right of first refusal with respect to the Common Units sold by A/N to Charter in connection with the Initial Repurchase.

In addition, the Waiver Letter provides that to the extent that Liberty elects to exercise its right of first refusal with respect to any shares of Common Stock or Common Units to be sold by A/N to Charter pursuant to the Repurchase Arrangement, Charter and A/N will cause the number of shares of Common Stock as to which Liberty has exercised its right of first refusal to be acquired directly from Charter in exchange for a cash payment in an amount equal to the cash payment required to be made pursuant to the A/N Proxy/ROFR Agreement.  Charter has further agreed to treat such purchase of shares of Common Stock by Liberty as if it were an acquisition of shares pursuant to a Preemptive Share Purchase (as defined in the Stockholders Agreement).

Each of Charter and A/N has agreed to not amend or modify the terms of the Letter Agreement, including but not limited to the terms of the Repurchase Arrangement, without the prior written consent of Liberty.

The foregoing summary of the Waiver Letter is qualified by reference to the full text of such document, which document is incorporated herein by reference and included as an exhibit to this Statement.

Item 7.  Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

7(a)                           Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).

7(b)                          Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).

7(c)                           Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).

7(d)                          Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).

7(e)                           Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).

7(f)                            Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).

7(g)                           Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).

7(h)                          Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).

7(i)                              Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(j)                             Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(k)                          Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Annex C to CCH I, LLC’s Registration Statement on Form S-4 (File No. 333-205240), filed with the Securities and Exchange Commission on June 26, 2015).

7(l)                              Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).

7(m)                      Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).

7(n)                          Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016, by and among Liberty Broadband Corporation, Liberty Interactive Corporation and LV Bridge, LLC (previously filed as Exhibit 7(n) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).

7(o)                          Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and for limited purposes Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 20, 2016).

7(p)                          Letter Agreement to the Second Amended and Restated Stockholders Agreement, dated May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership, CCH I, LLC

and Charter Communications, Inc. (previously filed as Exhibit 7(p) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).

7(q)                          Registration Rights Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and Charter Communications, Inc. (incorporated by reference to Exhibit 10.3 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on May 20, 2016).

7(r)                             Waiver Letter, dated as of December 23, 2016, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 99.2 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on December 28, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2016	LIBERTY BROADBAND CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).

7(b)	Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).

7(c)

Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).

7(d)

Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).

7(e)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).

7(f)	Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).

7(g)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).

7(h)

Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).

7(i)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(j)

Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(k)

Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Annex C to CCH I, LLC’s Registration Statement on Form S-4 (File No. 333-205240), filed with the Securities and Exchange Commission on June 26, 2015).

7(l)

Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).

7(m)	Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).

7(n)

Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016, by and among Liberty Broadband Corporation, Liberty Interactive Corporation and LV Bridge, LLC (previously filed as Exhibit 7(n) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).

7(o)

Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and for limited purposes Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 20, 2016).

7(p)

Letter Agreement to the Second Amended and Restated Stockholders Agreement, dated May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership, CCH I, LLC and Charter Communications, Inc. (previously filed as Exhibit 7(p) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).

7(q)

Registration Rights Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and Charter Communications, Inc. (incorporated by reference to Exhibit 10.3 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on May 20, 2016).

7(r)

Waiver Letter, dated as of December 23, 2016, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 99.2 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on December 28, 2016).

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY BROADBAND CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation (“Liberty”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty, all executive officers and directors listed on this Schedule 1 are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty

Richard R. Green	Director of Liberty

J. David Wargo	Director of Liberty

John E. Welsh III	Director of Liberty

Richard N. Baer	Chief Legal Officer of Liberty

Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty

Mark D. Carleton	Chief Financial Officer of Liberty